

March 11, 2024

Brent W. Clum
Chief Financial Officer
TXO Partners, L.P.
400 West 7th Street
Fort Worth, TX 76102

      **Re: TXO Partners, L.P.**
          **Registration Statement on Form S-3**
          **Filed March 5, 2024**
          **File No. 333-277671**

Dear Brent W. Clum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Mollie Duckworth